Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2023, the common shares of Greenbrook TMS Inc. (the “Common Shares”) were registered under Section 12(b) of the Exchange Act and were listed for trading on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker “GBNH”.

Our Common Shares were suspended from trading on Nasdaq as of February 26, 2024, pursuant to a final delisting notice sent to us by the Listing Qualifications Department of Nasdaq. On April 1, 2024, we filed a Form 25 with the Securities and Exchange Commission (the “SEC”) to complete the delisting of the Common Shares from Nasdaq with the delisting becoming effective April 11, 2024. The Form 25 will also serve to deregister our Common Shares under Section 12(b) of the Exchange Act, effective 90 days thereafter, or such shorter period as the SEC may determine.

The following is a description of the material terms of our Common Shares and our articles of incorporation (the “Articles”) and our by-laws (the “By-Laws”) is only a summary. For additional information, please see our Articles and By-Laws, which have been filed as exhibits to our annual report on Form 10-K for the year ended December 31, 2023 (as may be amended, the “Annual Report”). Capitalized terms used but not defined herein have the meanings given to them in the Annual Report.

Our Common Shares

We are authorized to issue an unlimited number of Common Shares.

Voting

Each Common Share entitles the holder thereof to receive notice of any meetings of our shareholders, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.

Dividends

The holders of Common Shares are entitled to receive, if, as and when declared by our board of directors (the “Board”), dividends in such amounts as shall be determined by the Board in its discretion.

Liquidation

The holders of Common Shares have the right to receive our remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Restrictions on Transfer

Our Articles do not impose any transfer restrictions on the Common Shares.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to the Common Shares are contained in our Articles and such rights, privileges, restrictions and conditions may be changed by amending our Articles. In order to amend such Articles, the Business Corporations Act (Ontario) requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if we resolve to make certain amendments to our Articles, a holder of Common Shares may dissent with regard to such resolution and, if such shareholder so elects, we would have to pay such shareholder the fair value of the Common Shares so held. The types of amendment that would be subject to dissent rights include without limitation: (a) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of our shares; and (b) to add, remove or change any restriction upon the business that we may carry on or upon the powers we may exercise.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or Ontario, or in our Articles or By-Laws.

Change in Control

There are no provisions in our Articles or By-Laws that would have the effect of delaying, deferring or preventing a change in control of us, and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Ownership Threshold

Neither our By-Laws nor our Articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. In addition, securities legislation in the U.S. requires that we disclose in our proxy statement for our annual meeting and certain other disclosure documents filed by us under such legislation, holders who beneficially own more than ten (10) percent of our issued and outstanding Common Shares.

Our Preferred Shares

We are authorized to issue an unlimited number of preferred shares, issuable in series. As of December 31, 2023, there are no preferred shares issued and outstanding. Our preferred shares are not registered under Section 12(b) of the Exchange Act.

Dividends

Preferred shares of each series, if and when issued, will, with respect to the payment of dividends, rank pari passu with the preferred shares of every other series and be entitled to preference over the Common Shares and any other of our shares ranking junior to the preferred shares with respect to payment of dividends.

Liquidation

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and any other of our shares ranking junior to the preferred shares with respect to the repayment of capital paid up on and the payment of unpaid dividends accrued on the preferred shares.

General Description of Rights

Subject to the provisions of the Business Corporations Act (Ontario) and our Articles, our Board may, by resolution, from time to time before the issue thereof determine the maximum number of preferred shares of each series, create an identifying name for each series, attach special rights or restrictions to the preferred shares of each series including, without limitation, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms or conditions of redemption or purchase, any conversion rights, any retraction rights, any rights on our liquidation, dissolution or winding-up and any sinking fund or other provisions, the whole to be subject to filing Articles of Amendment to create the series and to include the special rights or restrictions attached to the preferred shares of the series. Except as provided in any special rights or restrictions attaching to any series of preferred shares issued from time to time, the holders of preferred shares will not be entitled to receive notice of, attend or vote at any meeting of our shareholders.

We currently anticipate that there will be no pre-emptive, subscription, redemption or conversion rights attaching to any series of preferred shares issued from time to time.